Deutsche Bank

Principal Protection Notes Linked to the S&P 500® Monthly Risk Control 12% Excess Return Index

Principal Protection

Indicative Terms as of April 26, 2010

CUSIP:	2515A0 3P 6
Issuer:	Deutsche Bank AG, London Branch
Maturity / Tenor:	5 Years
Index:	The notes are linked to the performance of the S&P 500® Monthly Risk Control 12% Excess Return Index (Ticker: SPXT12UE)
Payment at Maturity:	At maturity, for each $1,000 principal amount of notes, you will be entitled to receive a cash payment of $1,000 *plus* the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount will be equal to the greater of (a) zero and (b) $1,000 x (Index Return x Participation Rate).
Index Return:	$\frac{\text{Final Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Participation Rate:	100%-110%. The actual Participation Rate will be set on the Trade Date.
Initial Index Level:	The Index closing level on the Trade Date, subject to adjustment in the event of a Market Disruption Event
Final Index Level:	The Index closing level on the Final Valuation Date
Discounts and Commissions:	The Agent will not receive a commission in connection with the sale of the notes. The Agent may pay referral fees to other broker-dealers of up to 0.50%, or $5.00 per $1,000 principal amount of notes. The Agent may pay custodial fees to other broker-dealers of up to 0.25%, or $2.50 per $1,000 principal amount of notes.
Agent:	Deutsche Bank Securities Inc.

Best Case Scenario at Maturity

If the Final Index Level is greater than the Initial Index Level, investors will receive 100%-110% of the appreciation of the Index, subject to the credit of the Issuer.

Worst Case Scenario

If the Final Index Level decreases from the Initial Index Level, the investor receives only their principal at maturity, subject to the credit of the Issuer.

Benefits

- Participation in the performance of the Index with uncapped upside potential and 100% principal protection, subject to the credit of the Issuer.

Risks

- The notes may not return more than the principal on the Maturity Date.
- An investment in the notes is subject to the credit of the Issuer.
- Principal protection applies only at maturity and is subject to the credit of the Issuer.
- You will not receive any interest payments during the term of the notes.

Important Dates

Offering Period:........................ April 26 – May 24, 2010
Trade Date: ....May 24, 2010
Settlement Date:....................................May 27, 2010
Final Valuation Date: ....May 26, 2015
Maturity Date: .... May 29, 2015 (5 years)

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated April 26, 2010

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE * NO BANK GUARANTEE
NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY
FEDERAL GOVERNMENTAL AGENCY

Deutsche Bank Structured Equity Sales +1 212 250-9905

Return Scenarios at Maturity (Assumes an Initial Index Level of 105 and a Participation Rate of 105%)
Hypothetical Final Index Level	Index Return (%)	Additional Amount ($)	Payment at Maturity ($)	Return at Maturity (%)
210.00	100.00%	$1,050.00	$2,050.00	105.00%
183.75	75.00%	$787.50	$1,787.50	78.75%
168.00	60.00%	$630.00	$1,630.00	63.00%
157.50	50.00%	$525.00	$1,525.00	52.50%
147.00	40.00%	$420.00	$1,420.00	42.00%
141.75	35.00%	$367.50	$1,367.50	36.75%
136.50	30.00%	$315.00	$1,315.00	31.50%
131.25	25.00%	$262.50	$1,262.50	26.25%
115.50	10.00%	$105.00	$1,105.00	10.50%
110.25	5.00%	$52.50	$1,052.50	5.25%
105.00	0.00%	$0.00	$1,000.00	0.00%
99.75	-5.00%	$0.00	$1,000.00	0.00%
94.50	-10.00%	$0.00	$1,000.00	0.00%
84.00	-20.00%	$0.00	$1,000.00	0.00%
78.75	-25.00%	$0.00	$1,000.00	0.00%
52.50	-50.00%	$0.00	$1,000.00	0.00%
47.25	-55.00%	$0.00	$1,000.00	0.00%
26.25	-75.00%	$0.00	$1,000.00	0.00%
0.00	-100.00%	$0.00	$1,000.00	0.00%
This hypothetical scenario analysis table illustrates the amounts payable on the Maturity Date per $1,000 principal amount of notes for hypothetical performances of the Index.  Hypothetical results are neither an indicator nor guarantee of future returns. Actual results may vary, perhaps materially, from this analysis. The numbers appearing above have been rounded for ease of analysis.
Selected Risk Factors
An investment in the notes involves significant risks. You should read “Selected Risk Considerations” in term sheet No. 868C for detailed information about the risks listed below.
MARKET RISK — The return on the notes at maturity, if any, is linked to the performance of the Index and the Final Index Level relative to the Initial Index Level.

CREDIT RISK — The payment of amounts owed to you under the notes is subject to the Issuer’s ability to pay. Consequently, you are subject to risks relating to the creditworthiness of Deutsche Bank AG.

THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the S&P 500® Total Return Index (the “Base Index”) or the component stocks or contracts related to the Base Index. If the Final Index Level is less than or equal to the Initial Index Level, the Additional Amount will be zero and your payment at maturity will equal only the principal amount, subject to our ability to meet our obligations as they become due.

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the components stocks underlying the Base Index  would have.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payments at maturity described above are based on the full principal amount of your notes, the original issue price of the notes includes fees and commissions and the cost of hedging our obligations under the notes through one or more of our affiliates.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE UNDERLYING INDEX OR THE MARKET VALUE OF THE NOTES — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes, which could affect the level of the Index or the value of the notes.

POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, and hedging our obligations under the notes, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

DEUTSCHE BANK AG HELPED DEVELOP THE INDEX — Deutsche Bank AG worked with Standard and Poor’s (“S&P”) in developing the guidelines and policies governing the composition and calculation of the Index. The policies and judgments for which we were responsible could have an impact, positive or negative, on the level of the Index and the value of your notes.

THE INDEX HAS LIMITED PERFORMANCE HISTORY — Publication of the Index began on September 10, 2009. Therefore, it has very limited performance history, and no actual investment which allowed tracking of the performance of the Index was possible before that date.

THE INDEX IS SUBJECT TO STRATEGY RISK — The Index seeks to achieve a realized volatility of 12% in the Base Index, and adjustments are made to the level of exposure of the Index to the Base Index based on the historical realized volatility of the Base Index. The realized volatility of the Base Index could differ significantly from its historical realized volatility. It is therefore possible for the Index to achieve realized volatility that differs, perhaps significantly, from its target volatility. This could have an adverse effect on the performance of the Index, and consequently, on the return on the notes.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES —  In addition to the level of the Index on any day, the value of the notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

LACK OF LIQUIDITY — There may be little or no secondary market for the notes. The notes will not be listed on any securities exchange.

TAX TREATMENT — The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. For additional information, see “Selected Purchase Considerations – Taxed as Contingent Payment Debt Instruments” in the term sheet for the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 868C and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 868C and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Deutsche Bank Structured Equity Sales    +1 212 250-9905